UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

DF Growth REIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

85-26000369

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

 The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT II, LLC, unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of and for the six months ended June 30, 2023 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company was formed on August 6, 2020 and began operating its investment portfolio on December 10, 2021 when it completed its first property acquisition. As of June 30, 2023, the Company had invested a total of $9,303,771 in equity in 5 projects managed by our Sponsor as follows:

Property	Date Acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Amount
NCP Dove	December 10, 2021	31.72%	$46,370,000	Cash	$5,014,216
Willow Ridge	June 10, 2022	0.58%	$22,475,000	Cash	$50,000
Mission Villas	March 3, 2022	11.9%	$10,250,000	Cash	$1,737,500
Swaying Oaks	March 11, 2022	41.73%	$7,475,000	Cash	$1,646,285
2425 Durant Ave LLC	June 16, 2022	14.42%	$5,900,000	Cash	$855,770
Totals			$92,470,000		$9,303,771

Our net loss for the period ending June 30, 2023 (consisting of operating expenses from fund management expenses of $100,000, general and administrative expenses of $21,000 and tax and licenses fees of $1295) was $122,295. The fund management fee consists of $0 in organization and offering expense reimbursement and $100,000 of asset management fees. General and administrative expenses included audit and tax preparation fees. The Company continues to expect that as the underlying portfolio properties begin to distribute cash flows to the Company, the operating loss will continue to decrease, especially since the organization and offering reimbursement is charged on new equity capital only and is not a recurring expense.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. On June 9, 2022, our Offering whereby we sought to raise $75,000,000 was permanently suspended and we raised no additional equity capital after that date. As of June 30, 2023, we had raised $11.3 million in the Offering concluded in June 2022; we had deployed approximately $9.3 million for 5 investments; and we had approximately $164,970 in cash and cash equivalents.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2023. Short term headwinds included changes in fiscal policy, continuing increases in interest rates, the treatment of federal surplus/deficit spending and notably inflation as measured by Consumer Price Index (CPI).

We anticipate continued rent growth through the end of 2023, particularly in key strategic markets as supply still lags sustained demand. As inflation remains the current focus of Federal Reserve monetary policy, we anticipate upward pressure on the yield curve for all maturities. This will impact valuations as we predict multifamily transaction prices will begin to come more in line with increased cost of capital due to these rate increases.

ITEM 2

OTHER INFORMATION

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2023.

SEC Investigation and Related Litigation

As previously disclosed, in November 2021 the SEC began an investigation of the Company and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that the Company had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements about the Company on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which the Company agreed to a permanent suspension of its offering. No fines or penalties were administered by the SEC. The SEC concluded its investigation of the Company on August 9, 2023 and announced that it recommended no further actions against the Company or any of its affiliates.

In December 2022, attorneys for three investors brought an investor suit against the Company, DF Growth REIT LLC, DiversyFund, Inc., and Craig Ceclio and Alan Lewis as principals of DiversyFund. The suit piggybacks on the SEC’s claims, alleging that the named investors were misled by DiversyFund, and seeks compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions and is vigorously contesting these claims, which we believe are wholly without merit. In September 2023, the judge assigned to this case announced his retirement without issuing a ruling on the case, and we expect that it may be several months before a new judge is assigned to the case. In general it remains difficult to predict the course of contested litigation, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant adverse consequences.

ITEM 3

Financial Statements

DF Growth REIT II, LLC

DF Growth REIT II LLC
Balance Sheet
As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited)

	Six Months Ended June 30 2023	Year Ended December 31, 2022
ASSETS
Cash and Cash Equivalents	$164,970	$279,346.00
Due From Related Party	112,638	112,638
Total Real Estate Equity Investments, Net	7,799,575	7,799,575
Real Estate Debt Investments	12,286	12,286
Total Assets	$8,089,469	$8,203,845

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Accounts Payable and accrued expenses	$105,751	$97,842
Related Party Payable
Dividend Payable
Subscription received in advance
Redemptions Payable
Total Liabilities	$105,751	$97,842

MEMBERS' EQUITY
Equity:
Common Shares $10 par value; 5,000,000 shares authorized ; 1,108,312 shares issued and outstanding, net of offering costs as of June 30, 2022	$11,346,778	$11,346,778
Accumulated Deficit	(3,363,070)	(3,240,775)
Total Members' Equity	$7,983,708	$8,106,003

Total Liabilities and Members' Equity	$8,089,459	$8,203,845

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II LLC
Statement of Operations
For the periods ended June 30, 2023 (Unaudited) and June 30, 2022 (Unaudited)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
REVENUES
Rental Property Revenue
Other Income
TOTAL REVENUES

EXPENSES
Operating Expenses
General and Administrative Expenses	$22,295.00	$224,942.00
Fund Management	$100,000.00	$269,801.00
Total Operating Expenses	$122,295.00	$494,743.00
TOTAL EXPENSES	$122,295.00	$494,743.00
NET LOSS	$(122,295.00)	$(494,743.00)

The accompanying notes are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

DF Growth REIT II LLC
Statement of Cash Flows
For the periods ended June 30, 2023 (Unaudited) and June 30, 2022 (Unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
OPERATING ACTIVITIES
Net Loss	(122,295)	$(494,743)
Adjustments to Organization Costs
Change in Assets and Liabilities
Net increase/decrease in accounts receivable and other assets		(20,850)
Net increase/decrease in accounts payable and accrued expenses	10,133	24,000
Net increase/decrease in dividends payable		(30,573)
Net Increase/decrease in due to related party		123,140
Net Increase/decrease in subscriptions received in advance		(79,615)
Net cash used in operating activities	(112,162)	(478,641)
INVESTING ACTIVITIES
Investment in real estate	(2,214.10)	(4,289,556)
Net cash used in investing activities	(2,214.10)	(4,289,556)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock, net of syndication costs		2,782,332
Decrease in Liability to Sponsor
Change in Notes and Interest Payable
Paid to investors for Dividends		(228,168)
Net cash provided by financing activities	0	2,554,164

Net increase in cash and cash eqivalents	(114,376)	(2,214,033)
Cash and cash equivalents, beginning of period	279,346	2,325,706
Cash and cash equivalents, end of period	$164,970	$111,673

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II LLC
Statement of Members’ Equity
For the year ended December 31, 2022 (Audited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 31, 2022	830,079	$8,300,787	$(1,120,445)	$7,180,342
Proceeds from issuance of class A shares	304,599	$3,045,991		3,045,991
Distributions declared on class A shares			(291,160)	(291,160)
Net Loss			(1,829,170)	(1,829,170)
Balance as of December 31, 2022	1,134,678	$11,346,778	$(3,240,775)	$8,106,003

DF Growth REIT II LLC
Statement of Members’ Equity
For the six months ended June 30, 2023 (Unaudited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 31, 2022	1,134,678	$11,346,780	$(3,240,775)	$8,106,003
Proceeds from issuance of class A shares
Distributions declared on class A shares
Net Loss			$(122,295)	$(122,295)
Balance as of June 30, 2023	1,134,678	$11,346,780	$(3,363,070)	$7,983,708

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II LLC
Notes to the Financial Statements
June 30, 2023

Note 1 – Formation and Organization

DF Growth REIT II LLC Notes to the Financial Statements June 30, 2023

DF Growth REIT II, LLC (the “Company”) is a Delaware corporation formed on August 6, 2020, that attempts to build wealth by investing in cash-flowing apartment buildings along with other multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “DF Growth REIT II,” “we,” “us,” or “our” in these financial statements refer to DF Growth REIT II LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2021.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering pursuant to Regulation A (the “Offering”) of up to $50,000,000 in class A shares, the purchase price for all shares was $10.00 per share as of June 30, 2022. The Offering was qualified by the SEC on January 29, 2021, and we commenced operations on January 29, 2021. As of June 30, 2023, we had issued 1,134,678 of our class A shares for an aggregate purchase price of $11,346,780.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2023, the Company’s investments in real estate operate in South Carolina, Texas, and California. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2023, the Company held investments in five entities which are evaluated under the VIE model and are not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2023, the Company held investments in five entities, which are evaluated under the VOE model and are not consolidated because the Company is not able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes as of period ended June 30, 2023. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2023.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

Based on the VOE model assessment where no assets were determined to be consolidated, the Company has no revenues to report as of June 30, 2023.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period ended June 30, 2023, the Company recorded reimbursements of expenses of $0, respectively, which are reported as tenant reimbursements in the accompanying statement of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective January 29, 2021, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the Company’s investments made under the equity method as of June 30, 2023:

Description of Property

Property	Date Acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Amount
NCP Dove	December 10, 2021	31.72%	$46,370,000	Cash	$5,014,216
Willow Ridge	June 10, 2022	0.58%	$22,475,000	Cash	$50,000
Mission Villas	March 3, 2022	11.9%	$10,250,000	Cash	$1,737,500
Swaying Oaks	March 11, 2022	41.73%	$7,475,000	Cash	$1,646,285
2425 Durant Ave LLC	June 16, 2022	14.42%	$5,900,000	Cash	$855,770
Totals			$92,470,000		$9,303,771

Note 4 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager is not reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company does not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company does not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc., Sponsor

The Sponsor charges each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price.

Executive Officers of our Manager and Sponsor

As of the date of these financial statements, our executive officers are as follows:

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Note 5 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company the respective services, the Company would be required to find alternative providers of these services.

Note 6 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2023, we were named as a defendant in an investor suit against the Company, DF Growth REIT LLC, DiversyFund, Inc., and Craig Ceclio and Alan Lewis as principals of DiversyFund (described in Item 3—SEC Investigation and Related Litigation” of the Semi-Annual Report on Form 1-SA of which these financial statements and related notes are a part). The suit piggybacks on the SEC’s claims, alleging that the named investors were misled by DiversyFund, and seeks compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. The Company has engaged defense counsel well experienced in defending securities litigation and securities class actions and is vigorously contesting the claims. In September 2023, the judge assigned to this case announced his retirement without issuing a ruling on the case, and we expect that it may be several months before a new judge is assigned to the case. In general it remains difficult to predict the course of contested litigation, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant adverse consequences.

Note 7 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated August 20, 2020*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated August 20, 2020*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 25, 2024.

DF Growth REIT II, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio,

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. March 25, 2024

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. March 25, 2024